[LOGO] MIKRON
       INFRARED

March 21, 2005

Mr. Kevin L. Vaughn
Staff Accountant
Securities and Exchange Commission
Washington, D.C. 20549

Re:   Mikron Infrared, Inc.
      Form 10-KSB for the fiscal year ended October 31, 2004
      Form 10-QSB for the fiscal quarter ended January 31, 2005
      File # 0-15486

Dear Mr. Vaughn,

I have set forth below, our responses to the points raised in Ms. Tillan's letter dated March 9, 2005 regarding our above-referenced filings.

Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources-Page 23

      1. Comment: We note your table of contractual obligations and commitments on page 24. This information appears similar to the information required by Item 303(a) (5) of Regulation S-K, but does not include all of the information required by that item. Please tell us why you included this information in your Form 10-KSB. If the information was provided voluntarily, please revise future filings where you include this information to be consistent with all the requirements of Item 303(a)(5) of Regulation S-K since to do otherwise may be confusing.

            Response: We provided this information on a voluntarily basis. In the event that we do so again in the future, we will provide this information in accordance with all of the requirements of Item 303
            (a) (5) of Regulation S-K.

Critical Accounting Estimates-Page 25

      2. Comment: We note that you include "some critical areas where estimates and assumptions are required." Please respond to the following comments:

            (A) Your disclosure in critical accounting estimates should supplement, but not duplicate, your description of accounting policies in the notes to your financial statements. Your discussion should provide greater insights into the quality and variability of information regarding financial condition and operating performance.


                                               Mikron Infrared, Inc.
                                 16 Thornton Road, Oakland, New Jersey 07436 USA
                                 Telephone: (201) 405-0900 Fax: (201) 405-0090
                                 www.mikroninfrared.com o www.irimaging.com

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Mr. Kevin Vaughn
March 21, 2005
Page 2

            Response: Our future filings will conform to your comments.

            (B) Please tell us why you included revenue recognition as a critical area where estimates are required. Please review future filings to explain how you use estimates in determining the amount of revenue to record. Cite the accounting literature upon which you relied.

                  Response: We do not believe revenue recognition is a critical accounting estimate since there are no significant estimates involved in our revenue recognition process. We will delete it in the future.

Item 8A- Controls and procedures-Page 27

      3. Comment: We note your statement that "any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and that management must apply its judgment in evaluating the cost-benefit relationship of possible controls." Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section IIF.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm. Please note this comment also applies to your January 31, 2005 Form 10-QSB.

            Response: We have revised our Controls and Procedures disclosures to conform to this comment, as well as your comments numbered 4, 5, 6 and 7, and have incorporated those disclosures into amendments to our 10-KSB and 10-QSB filings that we have this date filed via EDGAR.

      4. Comment: We note that your statement included in your disclosure that management has concluded that your disclosure controls and procedures are effective "to ensure that material information relating to the Company and its consolidated subsidiary is made known to management, which include the CEO and CFO, particularly during the period when [your] periodic reports are being prepared, and that [your] disclosure controls and procedures are effective to provide reasonable assurance that [your] financial statements are fairly presented..." The language that is currently included after the word "effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act and is also separately presented in your Item 8A. Please revise to limit your conclusion to state simply whether the disclosure controls and procedures were effective. However, if you elect to retain qualifying language in your disclosure, revise so that the language

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Mr. Kevin Vaughn
March 21, 2005
Page 3

            is fully consistent with the definition of disclosure controls and procedures contained in Rule 13a-15(e). In this regard, please note that the term "reasonable assurance" does not appear in the definition of disclosure controls and procedures as set forth in the rule. Please note this comment also applies to your January 31, 2005 Form 10-QSB.

            Response: The reference to "its consolidated subsidiary" should have read, and has been corrected in the 10-KSB and 10-QSB amendments to read "its consolidated subsidiaries." Also, as noted in our response to Comment 3, the amendments to our 10-KSB and 10-QSB filings conform to your comments.

      5. Comment: We note that your statement that "[your] CEO and CFO have concluded that, subject to the limitations described above, [your] disclosure controls and procedures are effective...". Because your statement contains the phrase "subject to the limitations above," it does not appear that your certifying officers have reached an unqualified conclusion that your disclosure controls and procedures are effective. Please revise to address your officers' conclusions regarding the effectiveness of your disclosure controls and procedures. Please note this comment also applies to your January 31, 2005 Form 10-QSB.

            Response: We do not completely agree that it is necessary to state an unqualified conclusion that our disclosure controls and procedures are effective. However, we have concluded that we did not state a sufficient basis for qualifying the conclusions contained in our Controls and Procedures disclosures. Accordingly, the disclosures regarding our Controls and Procedures contained in our filed 10-KSB and 10-QSB amendments do not contain any qualifications regarding the effectiveness thereof. We will continue to make unqualified disclosures in that regard in our future 10-KSB and 10-QSB filings, unless and until we determine that we have, and have articulated, sufficient bases to qualify our conclusions.

      6. Comment: We note that your statement that "[b]ased upon that evaluation ... material information relating to the Company and its consolidated subsidiary..." On page F7 you refer to the Company together with its direct and indirect wholly-owned subsidiaries. It does not appear that you conclusion includes all consolidated entities. As such, it appears that your certifying officers have reached an unqualified conclusion that your disclosure controls and procedures are effective. Please revise to address your officers' conclusions regarding the effectiveness of your disclosure controls and procedures. Please note this comment also applies to your January 31, 2005 Form 10-QSB.

            Response: We have read this comment as though you meant to say "it appears that your certifying officers have [not] reached an unqualified conclusion that your disclosure controls and procedures are effective." Assuming we are correct in that regard, please note our response to Comment 4. Also, as noted in our response to Comment

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Mr. Kevin Vaughn
March 21, 2005
Page 4

            3, the amendments to our 10-KSB and 10-QSB filings conform to your comments.

      7. Comment: We note that your disclosure that "[t]here have been no significant changes in [your]disclosure controls and procedures or in other factors that could significantly affect them during the fourth quarter of 2004" [emphasis added]' Please revise your disclosure as follows:

            (A) Comment: Under Item 308(c) of Regulation S-B, you are required to disclose any change in your internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15 or 15d-15 that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Your current disclosure only refers to disclosure controls and procedures. As such, you should amend your filings to provide the required disclosure under
                  Item 308(c) of Regulation S-B.

                  Response: The amendments to our 10-KSB and 10-QSB filings provide the required disclosure under Item 308(c) of Regulation S-B.

              (B) Comment: Please ensure the language used in your disclosure concerning changes in your internal control over financial reporting indicates whether there was any change to your internal control over financial reporting that has materially affected or that is reasonably likely to materially affect your internal control over financial reporting, consistent with the language used in Item 308(c) of Regulation S-B.

                  Response: The amendments to our 10-KSB and 10-QSB filings conform in all respects to your comment.

              (C) Comment: Item 308(c) of Regulation S-B requires disclosure of any change that occurred during the quarter that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting and is therefore not limited to changes that could affect your internal control over financial reporting only during the period covered by the report. Please ensure that your disclosure complies.

                  Response: The amendments to our 10-KSB and 10-QSB filings conform in all respects to your comment.

Consolidated Financial Statements-Page F-1

Note 1-Summary of Significant Accounting Policies-Page F-7

      8. Comment Please tell us and disclose in future filings your policies with respect to inventory reserves. We note the disclosure in your

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Mr. Kevin Vaughn
March 21, 2005
Page 5

            critical accounting policies. Considering the increase in your inventory balance and the reason therefore as disclosed on page 24, address the procedure performed to ensure that any excess or obsolete inventory reserves are appropriately provide for as of October 31, 2004.

            Response: The inventory increased due to a new product launch and increased inventory balances to accommodate increased sales. On a quarterly basis, we analyze our inventory based on usage and turnover. We believe we have an adequate reserve to cover obsolete and excessive inventory. We will make this disclosure in future filings.

      9. Comment: Please tell us and disclose in future filings how you consider each of the criteria in SAB Topic 13A in your revenue recognition policies and how those criteria apply to your company specifically.

            Response:

            o Persuasive evidence of an arrangement exists - The selling price for the transaction is fixed and documented in the purchase order from the customer. We acknowledge the order via facsimile.

            o Delivery has occurred - We recognize revenues upon shipment of the product (which is acknowledged via facsimile by Mikron). Once a product is shipped, there are no further performance requirements that must be satisfied by Mikron.

            o The seller's price to the buyer is fixed or determinable - The selling price for the transaction is fixed and documented in the purchase order from the customer. We acknowledge the order via facsimile.

            o Collectibility is reasonably assured - We evaluate the credit of customers to whom we consider extending credit and about whom we have concluded that collectibility of the selling price is probable at the time of shipment.

                  In our future filings, we will include more expansive disclosures regarding the foregoing.

      10. Comment: We note your disclosures on page 3 that you offer one and two-year warranties on your product. Supplementally tell us and revise future filings to disclose your accounting policies for these warranties. In addition, if material, provide the roll forward of your warranty liability required by paragraph 14 of FIN 45.

            Response: Our warranty accrual is recorded based on our past history of warranty expense. Warranty expenses have historically been immaterial. In 2004, warranty expense was less than .05 of a percent

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Mr. Kevin Vaughn
March 21, 2005
Page 6

            (.0005) of sales. If warranty expenses or any other accounting estimate becomes material in the future we will include it in our accounting polices and critical accounting estimates.

Note 7-Employee Benefits Plans-Page F14

      11. Comment: We note that you have recorded an insurance asset on your financial statements. Supplementally tell us where you have recorded this asset. Revise future filings to state where the asset is recorded and the amount and reconcile any changes to the insurance asset on a gross basis.

            Response: This asset was recorded in other assets. We will revise future filings to state where the asset is recorded and the amount thereof, and will reconcile any changes to the asset on a gross basis.

Note 12-Related Party Transaction-Page F-19

      12. Comment: We note that you borrowed $500,000 on November 27, 2002 from two of your officers and directors. The loans are for a term of five years and include a 9% yield that is compounded semi-annually. Your other third-party debt reflects interest rates from 4.62% to 5.22%. You state on page F-9 that the fair value of debt approximates the recorded value based on borrowing rates currently available to you. Please tell us why you believe that the related party notes include a market rate of interest and why the fair value approximates recorded value.

            Response: We believe the interest rate of the related party notes approximates recorded value based on a survey performed by an unrelated research organization. In their annual survey of mezzanine debt, they found the range of interest rates on debt for loans less than $5,000,000 to be between 8%-12.7%. It should be noted that our other third party indebtedness is secured, the interest rates are variable in nature and payments of principal and interest are required to be made quarterly or more frequently. The loans from our officers and directors present a greater degree of risk to the lenders in that they are unsecured, they accrue interest at a fixed rate, and no payments of principal or interest are due until maturity. We believe that those elements of greater risk provide sufficient basis for the payment of interest at a rate that is higher than our other third party debt.

Note 14-Acquisition-Page F-20

      12. Comment: Please tell us the cost of acquiring the IMPAC companies and the value assigned to the 600,000 unregistered shares of your common stock. Tell us the significant terms of the shares issued. That is, explain whether the shares included registration rights. Tell us how you valued the shares and why.

            Response: On November 27, 2002, the Company, through a German subsidiary ("Mikron Europe"), acquired the IMPAC Companies.

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Mr. Kevin Vaughn
March 21, 2005
Page 7

            The purchase price that Mikron Europe paid to the Sellers for the IMPAC Companies was approximately $3,800,000 (inclusive of all closing adjustments) plus 600,000 unregistered shares of the Company's common stock. In accordance with FAS 141, the shares were valued at the average market value for the three days prior to and after the date the parties executed the definitive letter of intent with regard to the transaction, which was $3.26 per share or $1,956,000. In addition, Mikron Europe assumed two loan obligations owed by two of the IMPAC Companies to one of the selling shareholders by paying to him the approximately $125,000 aggregate principal amount of those obligations.

            No registration rights (demand or piggyback) were accorded to the shares.

Pursuant to your instructions, we have filed this cover letter on EDGAR. In order to facilitate your review of the amended 10-KSB and 10-QSB filings, we have enclosed herewith copies thereof that have been marked to reflect the changes made to the original filings.

Of course, if you have any further questions or comments, please do not hesitate to contact the undersigned at your convenience.

                                       Cordially yours,

                                       Mikron Infrared, Inc.


                                       By:/s/ Paul A. Kohmescher
                                          ------------------------
                                          Paul A. Kohmescher, Vice
                                          President and Chief Financial Officer